UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35416 / December 12, 2024

In the Matter of

Figure Certificate Company

650 California Street, Suite 2700
San Francisco, CA 94108

(812-15654)

ORDER UNDER SECTION 28(C) OF THE INVESTMENT COMPANY ACT OF 1940

Figure Certificate Company filed an application on November 7, 2024, and an amendment to the application on November 13, 2024, requesting an order under section 28(c) of the Investment Company Act of 1940 (the "Act") approving certain proposed custodial arrangements.

On November 15, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35388). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested order is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 28(c) of the Act, that the application is hereby granted, effective immediately, subject to the conditions set forth in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Harwood,

Assistant Secretary.